SELECT*LIFE III

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company
and its
Select*Life Variable Account

Supplement Dated May 14, 2009

This supplement updates and amends certain information contained in your prospectus dated
May 1, 2001, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus
for future reference.

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IMPORTANT INFORMATION REGARDING AN UPCOMING FUND MERGER

ING International Growth Opportunities Portfolio. On April 28, 2006, the Sub-Account that invests in the ING International Growth Opportunities Portfolio (Class S) was closed to new investors and to new investments by existing investors. Effective August 10, 2009, the ING International Growth Opportunities Portfolio will merge into and become part of the ING Artio Foreign Portfolio. Because of this merger, your investment in the Sub-Account that invests in the ING International Growth Opportunities Portfolio (Class S) will automatically become an investment in the Sub-Account that invests in the ING Artio Foreign Portfolio (Class I). Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the Sub-Account corresponding to the ING International Growth Opportunities Portfolio (Class S) will be automatically allocated to the Sub-Account that corresponds to the ING Artio Foreign Portfolio (Class I). You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5011, Minot, ND 58702-5011, 1-877-886-5050 or www.ingservicecenter.com. **See the "Transfers" section beginning on page 34 of your prospectus for information about making Sub-Account transfers, including applicable restrictions and limits on transfers.**

You will not incur any fees or charges or any tax liability because of this merger, and your Accumulation Value immediately before the merger will equal your Accumulation Value immediately after the merger.

There will be no further disclosure regarding the ING International Growth Opportunities Portfolio in future supplements to the prospectus.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Policy can be found in the Policy prospectus, as supplemented. More information about the risks associated with investing in the ING Artio Foreign Portfolio, can be found in the current prospectus and Statement of Additional Information for that Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5011
Minot, ND 58702-5011
1-877-886-5050